FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Amcor Limited
(Translation of registrant’s name into English)

679 Victoria Street Abbotsford
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒     No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

News Release

For Release: Wednesday, April 21, 2004

AMCOR ANNOUNCES 6% INCREASE IN PROFIT
FOR THE NINE MONTHS TO MARCH 31, 2004

For the nine months to March 31, 2004 profit after tax was up 6% on the same period last year.  The appreciating Australian dollar negatively impacted this figure by around $26 million.

This result reflects continued improving performances in local currency terms, across many of the group’s businesses, although a number of the issues outlined in the half year result have continued to negatively impact earnings growth.

The 2004 full year result is anticipated to be in the range of $375 to $395 million and the outlook for the 2005 year is for solid earnings growth, provided the Australian dollar and global economic conditions remain stable at current levels.

Amcor PET Packaging

For the nine months to March 31, PBITA was up 6.7% in local currency terms, however for the three months to March earnings were steady with the corresponding period last year.

There was continued good performance from the businesses in Europe and Latin America with earnings and volumes well up on the same period last year.  In Europe the plants in the UK, Germany and Belgium remain well ahead of last year in both volumes and earnings, helped by the growth in multi-layer beer bottles and refillable carbonated soft drink (CSD) containers in Germany and Belgium.

In Latin America, the Alcoa PET and Arca acquisitions continue to perform in line with expectations ensuring that volumes and earnings for the quarter were substantially higher.  Most of the rationalisation in terms of plant closures and relocations proposed at the time of the Alcoa PET acquisition has occurred with the full year benefits expected in the 2005 financial year.

In North America trading conditions remain difficult.  The business in Canada continues to be impacted by the strong Canadian dollar with earnings for the quarter behind the same period last year.

In the US, price erosion in the CSD and water markets continues and the impact has increased over the third quarter.  This challenge has been compounded by cost increases ahead of expectations, especially in the areas of healthcare, energy, labour and insurance.

Amcor Limited  ABN 62 000 017 372
679 Victoria Street  Abbotsford  Victoria  3067  Australia
GPO Box 1643N  Melbourne  Victoria  3001  Australia
Tel: 61 3 9226 9000   Fax: 61 3 9226 9050
www.amcor.com

To address these issues and improve profitability to acceptable levels, the business intends to:

1.                                      Reconfigure the operating footprints on both the West Coast and in Canada.  This will involve the closure of a number of facilities and rationalising the overhead structures.  This program is anticipated to be undertaken over the next 12 to 18 months.  Details of these plans will be announced after other stakeholders have been informed.

2.                                      Implement processes to better recover cost increases and establish differential pricing across the US market.

This will involve:

a)                                      Establishing mechanisms in contracts to more effectively recover cost increases which cannot be offset with productivity improvements alone.  The paradigm of higher volumes and increased benefits of scale delivering lower costs to offset price erosion no longer exists in the US CSD market, where volume growth is slowing and some costs are rising rapidly.

b)                                     Establishing differential pricing for preforms and containers across the US to properly reflect both higher cost regions and lower volume plants.  It is essential that this new pricing regime is implemented to ensure that all regions of North America are adequately serviced and that manufacturers obtain satisfactory returns.

The costs associated with the planned plant closures and restructuring are anticipated to be around $60 - $70 million before tax, and will be disclosed as a significant item in the profit statement.  The majority of this figure is anticipated to be booked in the 2004 year.  The ongoing benefit from this program is anticipated to be around $25 million per annum, at the PBITA level, upon completion next calendar year.

For the overall PET business, it is anticipated over the next two years that improved earnings in Europe and Latin America will be somewhat offset by lower earnings in North America where the impact of price erosion on already contracted volumes will impact earnings growth.  However, the program of changes to be implemented in North America, together with ongoing improvement in other regions will lead to improved returns in the medium term and ensure satisfactory returns are achieved longer term.

Amcor Flexibles

Amcor Flexibles achieved an increase in PBITA in local currency terms for the nine months of 6.7%. However the third quarter result was below expectations with earnings marginally ahead in local currency terms versus last year.

There were three main factors that adversely impacted earnings for the quarter.

1.                                      The expectations for improvements at some of the less profitable plants were not met.  This was primarily at six plants where combined earnings are expected to be more than $15 million behind last year.  To address this, there have been management changes at certain sites and the business is looking at the possibility of closing plants and/or merging operations.

In particular the plant of Envi in the Netherlands has continued to make significant losses with earnings down a further $5 million on last year and, despite efforts to improve the situation, the forecast is that this position is unlikely to change substantially in the foreseeable future.

Under these circumstances the company has commenced consultation with employee representatives regarding the future of this plant.  A further announcement will be made clarifying the position once this consultation is concluded.

The balance of the 32 plants in Europe continue to perform well with earnings up 13.7% for the nine months.  Those plants supplying to the fresh food and healthcare sectors showed particularly strong growth.

2.                                       Flexible packaging demand this fiscal year has been weak based on poor economic conditions across much of Europe, exacerbated by the strong Euro.  GDP growth rates have fallen substantially or remained at low levels, in most European countries, with the exception of UK, Spain and Poland, and this has been mirrored in market performance.

3.                                       Certain market segments have also come under specific pressures as changing dietary habits combined with slowing economies, have led to lower volumes.  Although in a position to take advantage of growth in ‘fresh foods’, the business is experiencing weaker demand in some core segments, particularly confectionery, and margins are under increasing pressure.

To address this situation and ensure that return targets are met going forward, the process of rationalisation and restructuring that has already resulted in six plant closures and a reduction of over 900 people over the past three years will continue.   This will result in a structural simplification of the business sectors and an improvement in processes and systems, resulting in lower costs.  These actions, together with the proposals for the under-performing plants, aim to ensure that the return targets indicated at the half year results can be achieved.

It is anticipated that this further restructuring will cost $70 - $80 million before tax and deliver benefits of around $30 million per annum at the PBITA level, with most of this achieved in the 2005 fiscal year. These restructuring costs will be disclosed as significant items, with the majority anticipated for the 2004 year.

As part of the ongoing strategy to look at expansion opportunities, especially in lower cost regions, Amcor Flexibles is planning to expand into Russia by building a greenfield facility at Novgorod, adjacent to the tobacco operations of Amcor Rentsch.  The flexibles business already sells into the Russian market and this expansion enables us to follow our customers into this high growth and low cost market.  This new facility should be operational in mid 2005.

Amcor Australasia

The Australasian business achieved a PBITA increase for the nine months of 12.8%.  The business achieved a solid result across most of the operations benefiting from the ongoing focus on costs and manufacturing excellence; however the higher Australian dollar did impact earnings, especially in the Recycled Paper Mills and Flexibles operations. The residual impact of the drought in Australia, especially in the dairy, fruit and produce segments also affected earnings in the Fibre Box, Flexibles and Sack businesses while Glass, Food Can and Cartons continued to deliver pleasing results.

Although earnings in January and February were slightly below expectations, March and early April have shown good signs of improvement and the business is targeting full year earnings growth of around 10%.

Amcor Asia

For the nine months to March 31, PBITA was down 5.8% in local currency terms.  For the three months to March earnings were up substantially on the corresponding period last year when Asia was in the middle of the SARS crisis.

The improving economic conditions in Asia are reflected in increased earnings across all the divisions and the outlook for the balance of the year remains positive.

Amcor Sunclipse

For the nine months to March 31, PBITA was down 20.1% in local currency terms reflecting continued flat economic conditions in the US manufacturing sector.

In March trading improved as the manufacturing sector of the economy started to show some signs of recovery.  April has started positively in terms of both volume and gross profit, the latter being influenced by a recent industry wide price increase.

Although it is too early to predict a sustained recovery, current trading conditions for Amcor Sunclipse are more positive than three months ago.

Amcor Rentsch and Amcor Closures

For the nine months to March 31, PBITA was up 14.9% in local currency terms.

Amcor Rentsch continues to deliver solid earnings growth, however volume growth has slowed due to the pull forward of volumes in the first half ahead of tax increases in some countries in Western Europe.  The fourth press in Russia has had a successful start-up and further increases Amcor’s presence in this growth market.

Amcor Closures continues to improve earnings with a strong performance from the Bericap joint venture in North America.

Outlook

The outlook for the current year is for a solid fourth quarter across all the business units with earnings in local currency terms generally above the same period last year.

For the PET business however, earnings are likely to be flat on the same period last year.

As a result, the full year profit after tax is expected to be in the range of $375 - $395 million.  This result reflects flat or modestly improved earnings compared to the 2003 year and has been substantially impacted by the higher Australian dollar, which is expected to reduce earnings by over $40 million after tax, poor economic conditions in a number of countries and a difficult operating environment for some elements of the PET business in North America.

This earnings range does not include any significant items anticipated as part of the various restructuring programs.  These significant items will be expensed as they are incurred.

For the purposes of measuring the improvement in returns for each of the businesses, the significant items expensed will be added back to the asset base to give a more appropriate reflection of return on investment performance.

It is anticipated that solid earnings growth will return for the 2005 year reflecting our target of double digit profit growth.

Summary

Amcor’s Managing Director, Russell Jones said: “The results for the nine months to March have been impacted by a number of issues including poor economic conditions in a number of regions, the translational impact of the appreciating Australian dollar, some operational performances below expectations and increased costs in some segments of the US PET market.

In response to these factors, targeted actions are now underway in the various business units.  In the PET business, restructuring of both the West Coast of the US and Canadian operations will be undertaken involving plant closures and overhead reductions.  Benefits of these actions will begin to flow in 2005 financial year.

In Flexibles there is an ongoing examination of the manufacturing footprint with the likelihood of plant closures as well as significant organisation change to simplify the business and further reduce costs.

Amcor has a record over the past five years of delivering consistent earnings growth compounding at more than 10% per annum.  This year earnings will be flat, however with the growth opportunities across a number of the businesses and reconfiguration of certain businesses in the US and Europe, it is anticipated that from 2005 sustainable double digit earnings growth will again be achieved.

ENDS

Further information contact:

Russell Jones	John Murray
Managing Director	Executive General Manager Corporate Affairs
Tel: +61 3 9226 9001	Tel: +61 3 9226 9005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETER MCDONNELL
(Registrant)

By:	/s/ Peter McDonnell
(Signature)*

Date  11/05/04

* Print the name and title of the signing officer under his signature.